Exhibit 99.1


AGREEMENT


Pursuant to Rule 13d-1-(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Seaport Therapeutics, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: May 6, 2026

ARCH VENTURE FUND XII, L.P.

By: ARCH Venture Partners XII, L.P.
       its General Partner

By: ARCH Venture Partners XII, LLC
       its General Partner

By: _____*_____
   Keith Crandell
   Managing Director

ARCH VENTURE PARTNERS XII, L.P.

By: ARCH Venture Partners XII, LLC
       its General Partner

By:_____*_____
   Keith Crandell
   Managing Director

ARCH VENTURE PARTNERS XII, LLC

By: _____*_____
   Keith Crandell
   Managing Director

_____*_____
Keith Crandell

_____*_____
Robert Nelsen

_____*_____
Kristina Burow

_____*_____
Steven Gillis

* By: /s/ Mark McDonnell_____
     Mark McDonnell as
     Attorney-in-Fact

*   This Agreement of Joint Filing was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Neumora Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on September 14, 2023 and incorporated herein in its entirety by reference.